Exhibit 99.1

WESTERN COPPER AND GOLD PROVIDES PROJECT UPDATE

VANCOUVER, BC, Aug. 12, 2024 /CNW/ - Western Copper and Gold Corporation ("Western" or the "Company") (TSX: WRN) (NYSE American: WRN) through its wholly-owned subsidiary, Casino Mining Corporation ("Casino") has submitted to the Yukon Environmental and Socio-Economic Assessment Board ("YESAB") Executive Committee an updated and refined schedule for submission of the Environmental and Socio-economic Effects Statement ("ESE Statement") for the Casino Mine Project. The ESE Statement will form the basis for the Company's assessment application for the Panel Review and will include all the material outlined in the Revised ESE Statement Guidelines issued on September 12, 2023.

In the schedule, Casino indicates that it plans to submit the ESE Statement in or around July 2025, which is an update from the previously estimated submission date of the second half of 2024. Ongoing detailed review of the guidelines during the winter of 2023, followed by updated work planning and schedule mapping of our technical consultants, in conjunction with further conversations and development of engagement plans with First Nations, have led to have a clearer picture of the level of effort and associated timelines to produce our ESE Statement.

"Western is committed to ensuring a robust review of the Casino project, as the first and only project in the Yukon going through the highest level of review and relying on the most up to date methodologies in environmental assessment." stated Sandeep Singh, Chief Executive Officer. "It was paramount to me when I joined that I became comfortable with our permitting plan before launching into the panel review process and that we were well funded to navigate the assessment process successfully.

We look forward to compiling all the hard work and proper science that has already gone into the project and moving steadily towards submission. We also continue to closely monitor the situation in the Yukon following the Eagle mine failure. The Company welcomes the proposed investigation of the failure and believe that Casino's assessment timeline will more than allow for the incorporation of any lessons learned through that process.

We are confident that the Casino project can be a sustainable critical minerals asset for the Yukon, and can be the type of mine that helps improve the Yukon's mining legacy, to the benefit of all Yukoners."

ABOUT WESTERN COPPER AND GOLD CORPORATION

Western Copper and Gold Corporation is developing the Casino Project, Canada's premier copper-gold mine in the Yukon Territory and one of the most economic greenfield copper-gold mining projects in the world.

The Company is committed to working collaboratively with our First Nations and local communities to progress the Casino project, using internationally recognized responsible mining technologies and practices.

For more information, visit www.westerncopperandgold.com

On behalf of the board,

"Sandeep Singh"

Sandeep Singh
Chief Executive Officer
Western Copper and Gold Corporation

Cautionary Disclaimer Regarding Forward-Looking Statements and Information

This news release contains certain forward-looking statements concerning anticipated developments in Western's operations in future periods. Statements that are not historical fact are "forward-looking statements" as that term is defined in the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" as that term is defined in National Instrument 51-102 ("NI 51-102") of the Canadian Securities Administrators (collectively, "forward-looking statements"). Certain forward-looking information should also be considered future-oriented financial information ("FOFI") as that term is defined in NI 51-102. The purpose of disclosing FOFI is to provide a general overview of management's expectations regarding the anticipated results of operations and capital expenditures and readers are cautioned that FOFI may not be appropriate for other purposes. Forward-looking statements are frequently, but not always, identified by words such as "expects", "anticipates", "believes", "intends", "estimates", "potential", "possible" and similar expressions, or statements that events, conditions or results "will", "may", "could" or "should" occur or be achieved. These forward-looking statements may include, but are not limited to, statements regarding: mineral resource and reserve estimation; mine plan and operations; internal rate of return; sensitivities; net present value; potential recoveries; design parameters; economic potential; processing mineralized material; the potential of robust economics at Casino; advancing the Project through additional engineering and towards the next step in permitting and submission of an environmental and socio-economic effects statement; key changes to the TMF design; increases to the gold recovery in the heap leach; potential economic returns from the Project; estimated initial capital investment costs; estimated operating costs; estimated mining costs; development of the airstrip and all weather access road; anticipated concentrate handling service charges; developing and operating the Project in a safe, ethical and socially-responsible manner; plans for further development and securing the required permits and licenses for further studies to consider operation; market price of precious and base metals; or other statements that are not statement of fact. The material factors or assumptions used to develop forward-looking statements include prevailing and projected market prices and foreign exchange rates, exploration estimates and results, continued availability of capital and financing, construction and operations, the Company not experiencing unforeseen delays, unexpected geological or other effects, equipment failures, permitting delays, and general economic, market or business conditions and as more specifically disclosed throughout this document, and in the AIF and Form 40-F.

Forward-looking statements are statements about the future and are inherently uncertain, and actual results, performance or achievements of Western and its subsidiaries may differ materially from any future results, performance or achievements expressed or implied by the forward-looking statements due to a variety of risks, uncertainties and other factors. Such risks and other factors include, among others, risks involved in fluctuations in gold, copper and other commodity prices and currency exchange rates; uncertainties relating to interpretation of drill results and the geology, continuity and grade of mineral deposits; uncertainty of estimates of capital and operating costs, recovery rates, production estimates and estimated economic return; risks related to joint venture operations; risks related to cooperation of government agencies and First Nations in the development of the property and the issuance of required permits; risks related to the need to obtain additional financing to develop the property and uncertainty as to the availability and terms of future financing; the possibility of delay in construction projects and uncertainty of meeting anticipated program milestones; uncertainty as to timely availability of permits and other governmental approvals; and other risks and uncertainties disclosed in Western's AIF and Form 40-F, and other information released by Western and filed with the applicable regulatory agencies.

Western's forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made, and Western does not assume, and expressly disclaims, any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as otherwise required by applicable securities legislation. For the reasons set forth above, investors should not place undue reliance on forward-looking statements.

SOURCE Western Copper and Gold Corporation

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%CIK: 0001364125

CO: Western Copper and Gold Corporation

CNW 06:45e 12-AUG-24